FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: March 30, 2004

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND
FULL-YEAR ENDED DECEMBER 31, 2003

Highlights:

•                  Revenues up 87% year-on-year to $2.55 billion

•                  Net income increased by 87% year-on-year to $517.2 million

•                  MTS’ consolidated subscriber base* is over 19.12 million customers, of which 15.28 million are in Russia and 3.84 million in Ukraine

*as of March 28, 2004

Moscow, Russian Federation – March 30, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, today announces its financial and operating results for the fourth quarter and full-year ended December 31, 2003(1).

Revenues for the year ended December 31, 2003 were $2.55 billion, a year-on-year increase of 87.0%. Fourth quarter revenues were $771.7 million, an 88.5% increase on the same quarter in 2002 and a 6.8% increase on the previous quarter.

Net income for the full year 2003 was $517.2 million, up 86.6% on the previous year. Fourth quarter net income was $152.7 million, a 79.3% increase on the same quarter in 2002 and down 1.9% compared to the previous quarter.

In 2003, OIBDA(2) was up 98.6% compared to the previous year to $1.34 billion, giving an OIBDA margin of 52.6%. Fourth quarter OIBDA was $400.6 million, a 119.2% increase on the same quarter in 2002 and a 3.2% increase on the previous quarter. OIBDA margin in the fourth quarter was 51.9% and 52.6% for the full-year 2003.

Financial Highlights (Unaudited)
US$ million	Q4 2003	Q3 2003	Change Q-on-Q	FY 2003	FY 2002	Change Y-on-Y
Revenues	771.7	722.4	6.8%	2 546.2	1 361.8	87.0%
Operating income	272.8	274.8	-0.7%	922.6	464.4	98.7%
Operating margin	35.3%	38.0%	—	36.2%	34.1%	—
Net income	152.7	155.7	-1.9%	517.2	277.1	86.6%
OIBDA	400.6	388.1	3.2%	1 338.5	674.1	98.6%
OIBDA margin	51.9%	53.7%	—	52.6%	49.5%	—

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

(2) See Attachment A for definitions of OIBDA and OIBDA margin and reconciliations to operating income and operating margin, respectively.

As of December 31, 2003, MTS’ consolidated subscriber base was approximately 16.72 million.  During 2003, the subscriber base increased by approximately 10.08 million, of which 7.71 million were added through the organic growth of the Company’s business, 1.82 million through the acquisition of UMC in Ukraine and approximately 553,000 through the acquisitions of a number of local mobile operators in Russia.  In addition, MTS’ unconsolidated subsidiaries in Russia serviced 123,115 subscribers(3) and Mobile TeleSystems LLC, a mobile operator in Belarus in which MTS has a 49.0% stake, serviced approximately 464,783 subscribers.

As of March 28, 2004, MTS’ consolidated subscriber base was comprised of approximately 19.12 million customers, of which 15.28 million were in Russia and 3.84 million were in Ukraine. In addition, MTS’ unconsolidated subsidiaries in Russia serviced 160,900 subscribers and Mobile TeleSystems LLC serviced 588,170 subscribers in Belarus.

The significant year-on-year increase in MTS’ revenues was driven by strong organic growth as well as by the acquisitions of UMC in Ukraine and several local mobile operators in Russia. The Company’s disciplined approach to controlling costs helped to deliver an OIBDA margin of 52.6% for 2003, an increase from 49.5% in 2002.

MTS’ capital expenditures on property, plant and equipment during the fourth quarter of 2003 totaled $278.2 million (of which $78.6 million was spent in Ukraine(4)), bringing its total capital expenditures on property, plant and equipment for 2003 to $839.2 million ($651.6 million in Russia and $187.6 million in Ukraine). In addition, MTS spent $44.9 million on purchases of intangible assets during the fourth quarter of 2003 (of which $37.3 million was spent in Ukraine), bringing its total expenditures on intangible assets during 2003 to $119.6 million (of which $58.7 million was spent in Ukraine).

During 2003, MTS spent $702.2 million, net of cash acquired, on acquisitions of other mobile phone operators, including $330.6 million for UMC in Ukraine(5), $156.0 million for acquisitions of controlling interests in other mobile operators in Russia, $180.6 million on acquiring additional stakes in certain existing MTS subsidiaries in Russia and $35.0 million on the acquisition of non-controlling stakes in mobile operators in Russia.

MTS made additional advances of $6.9 million in the fourth quarter of 2003 to its unconsolidated subsidiary in Belarus, Mobile TeleSystems LLC, bringing its total net investment in Mobile TeleSystems LLC in 2003 to $24.9 million, including MTS’ equity in net losses of Mobile TeleSysems LLC of $1.5 million.

MTS’ total debt(6) at the end of 2003 was $1.66 billion, while its net debt(7) was at $1.32 billion.

(3) MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far Eastern and Siberian parts of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(4) MTS began to consolidate Ukrainian Mobile Communications (UMC), its Ukrainian subsidiary, into its financial statements from the date of acquisition, effective March 1, 2003.

(5) Net of $27.5 million of notes issued and $16.8 million of cash acquired.

(6) Total debt is comprised of the current portion of long-term debt, current capital lease and finance obligations, long-term debt, and long-term capital lease and finance obligations.

(7) Net debt is the difference between the total debt and cash and cash equivalents and short-term investments. See Attachment B for reconsolidation of net debt to our consolidated balance sheet.

Operational Highlights

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	FY 2003	FY 2002
Total subscribers, end of period (mln)	9.42	11.34	13.89	16.72	16.72	6.64
Russia (mln)	7.60	9.32	11.34	13.37	13.37	6.64
Ukraine (mln)	1.82	2.02	2.55	3.35	3.35	—
Unconsolidated subsidiaries in Russia(8)	—	—	114,372	123,115	123,115	—
MTS Belarus(9)	83,200	170,200	308,916	464,783	464,783	42,525
Russia
ARPU (US$)	$18.5	$18.7	$18.8	$16.3	$17.1	$22.9
MOU (minutes)	148	162	159	140	144	159
Churn rate (%)	11.6	11.0	12.3	12.5	47.3	33.9
SAC per gross additional subscriber (US$)	$30	$27	$23	$24	$26	$35
Ukraine
ARPU (US$)	$15.9	$17.2	$17.8	$15.4	$15.1	—
MOU (minutes)	87	97	110	114	97	—
Churn rate (%)	8.9	5.5	4.6	6.5	23.8	—
SAC per gross additional subscriber (US$)	$51	$37	$34	$26	$32	—

Notes:             All information on Ukraine is for ten months of 2003, from March 1 to December 31, excluding the churn rate, which is for the full-year 2003

See Attachment C for definitions of ARPU, MOU, Churn and SAC

MTS’ Operations in Russia

As of December 31, 2003, MTS’ consolidated subscriber base in Russia was approximately 13.37 million, of which 5.88 million were enrolled in the Company’s pre-paid Jeans tariff plans.  According to AC&M-Consulting, an independent market research company, MTS retained its leading market share of 37% of the mobile communication market in Russia in 2003.

(8) MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far Eastern and Siberian parts of Russia, and in Volgograd Mobile and Astrakhan Mobile, local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(9) MTS owns a 49% stake in Belarus operator Mobile TeleSystems LLC, which is not consolidated.

Revenues and net income from MTS’ operations in Russia during the fourth quarter of 2003 were $630.5 million(10) and $129.7 million, respectively, compared to $604.0 million(11) and $129.1 million in the third quarter of 2003.

The Company’s average monthly revenue per user (ARPU) in Russia decreased in the fourth quarter of 2003 to $16.3 compared to $18.8 in the third quarter of 2003. Average monthly minutes of usage per subscriber (MOU) in the fourth quarter of 2003 were 140 minutes compared to 159 minutes in the third quarter of 2003. The decline in usage could be mainly attributed to the increased share of mass-market subscribers in the customer mix.

The Company’s subscriber acquisition cost (SAC) per gross additional subscriber in Russia in the fourth quarter of 2003 increased to $24 compared to $23 in the third quarter of 2003.  This increase was primarily due to a number of significant advertising activities during the fourth quarter. At the same time SAC declined significantly on a year-on-year basis from $35 in 2002 to $26 in 2003, owing to the lower costs of attracting mass-market subscribers and increased economies of scale.

As reported earlier, MTS had a 47.3% churn rate in Russia in 2003. Such relatively high churn rate is mainly determined by the absence of term contracts, zero connection fees, in addition to the comparatively unique and dynamic market conditions in Russia whereby mobile operators regularly introduce new tariffs, prompting customers to migrate more frequently between providers or tariff plans. This year MTS is launching a number of nationwide subscriber retention programs aimed at increasing customer loyalty and potentially reducing churn levels.

MTS’ Operations in the Ukraine

As of December 31, 2003, MTS provided services to 3.35 million subscribers in Ukraine, of which 79.4% were enrolled in the Company’s pre-paid tariff plans.  MTS is the leader in Ukraine with a market share of 51% as of December 31, 2003, according to AC&M-Consulting.

MTS’ operations in Ukraine contributed $142.5 million to the Company’s revenues and $23.0 million to net income during the fourth quarter of 2003 compared to $121.1 million and $26.6 million in the third quarter of 2003. Between March 1, 2003 to December 31, 2003 Ukrainian operations contributed $394.0 million to MTS’ revenues and $67.4 million to the net income. MTS’ ARPU in Ukraine in the fourth quarter of 2003 declined to $15.4, compared to $17.8 in the third quarter of 2003, largely due to the significant increase in the number of subscribers in December 2003. Usage was up to 114 minutes from 110 minutes in the third quarter of 2003, mainly as a result of increased affordability in services as tariffs were lowered and improvements in network coverage and quality.

MTS’ SAC per gross additional subscriber in Ukraine in the fourth quarter of 2003 was at $26, which is a decrease from $34 reported in the third quarter of 2003. Similar to the trends experienced by MTS in Russia, the decrease in the subscriber acquisition costs in Ukraine was largely attributable to the lower costs of attracting mass-market subscribers and increased economies of scale.

Commenting on the results, Vassily Sidorov, President and CEO of MTS, said: “2003, the year of MTS’ 10th anniversary, has been remarkable for the Company. We expanded into new markets, significantly increased our subscriber base and again achieved impressive financial results. MTS has been the main beneficiary of the explosive growth in all of the markets in which the Company operates, driven by a continuous improvement in economic conditions and disposable incomes, combined with the fact that mobile telephones have become an essential part of everyday life.”

***

(10) Excluding intercompany eliminations of $1.3 million.

(11) Excluding intercompany eliminations of $2.7 million.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the company services over 19.1 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Attachments to the Fourth Quarter and Full-Year 2003 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2003	Q4 2003	FY 2002	FY 2003
Operating income	274.8	272.8	464.4	922.6
Add: depreciation and amortization	113.3	127.8	209.7	415.9
OIBDA	388.1	400.6	674.1	1338.5

OIBDA margin can be reconciled to our operating margin as follows:

	Q3 2003	Q4 2003	FY 2002	FY 2003
Operating margin	38.0%	35.3%	34.1%	36.2%
Add: depreciation and amortization as a percentage of revenue	15.7%	16.6%	15.4%	16.4%
OIBDA margin	53.7%	51.9%	49.5%	52.6%

***

Attachment B

Net debt can be reconciled to our consolidated balance sheet as follows:

US$ mln	December 31, 2003

Current Portion Of Long Term Debt And
Capital Lease Obligations	710

Long Term Debt	942

Capital Lease Obligations	8
1 660

Less:
Cash and Cash Equivalents	(90)
Short-Term Investments	(245)

Net Debt	1 325

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days, or one hundred and eighty three days in the case of our Jeans brand tariff launched in November 2002.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2003 AND THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended December 31		Year ended December 31
	2002	2003	2002	2003
OPERATING REVENUES
Service revenues, net	$383 101	$744 799	$1 274 287	$2 435 717
Connection fees	6 134	4 541	24 854	29 372
Equipment sales	20 071	22 361	62 615	81 109
	409 306	771 701	1 361 756	2 546 198

OPERATING EXPENSES
Interconnection and line rental	21 374	59 988	113 052	187 270
Roaming expenses	30 847	30 921	83 393	113 838
Cost of equipment	29 781	60 075	90 227	173 071
Operating expenses	82 088	112 707	229 056	406 722
Selling expenses	62 553	107 431	171 977	326 783
Depreciation and amortization	58 930	127 804	209 680	415 916
	285 573	498 926	897 385	1 623 600

Operating income	123 733	272 775	464 371	922 598

CURRENCY EXCHANGE AND TRANSLATION LOSSES (GAINS)	1 027	4 148	3 474	(693)

OTHER EXPENSES (INCOME):
Interest income	(1 500)	(6 333)	(8 289)	(18 076)
Interest expenses, net of amounts capitalized	13 067	37 503	44 389	106 551
Other (income) expense	(5 188)	(8 830)	(2 454)	3 420
Total other expenses, net	6 379	22 340	33 646	91 895

Income before provision for income taxes and minority interest	116 327	246 287	427 251	831 396

INCOME TAXES PROVISION	16 317	81 966	110 417	242 480

MINORITY INTEREST	14 831	11 573	39 711	71 677

NET INCOME	85 179	152 748	277 123	517 239

Weighted average number of shares outstanding, in thousands	1 983 400	1 983 400	1 983 400	1 983 400

Earnings per share – basic and diluted	0.0429	0.0770	0.1397	0.2608

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND DECEMBER 31, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2002	December 31 2003

CURRENT ASSETS
Cash and cash equivalents	$34 661	$90 376
Short-term investments	30 000	245 000
Trade receivables, net	40 501	99 951
Accounts receivable, related parties	3 569	3 356
Inventory, net	41 386	67 291
VAT receivable	154 061	209 629
Prepaid expenses and other current assets	54 152	124 876
Total current assets	358 330	840 479

PROPERTY, PLANT AND EQUIPMENT	1 344 633	2 256 076

INTANGIBLE ASSETS	525 009	1 015 780

INVESTMENTS IN AND ADVANCES TO AFFILIATES	34 034	103 585

OTHER ASSETS	2 957	9 431

Total assets	$2 264 963	$4 225 351

CURRENT LIABILITIES
Accounts payable	$117 623	$168 039
Accrued expenses and other current liabilities	213 291	387 096
Accounts payable, related parties	4 968	31 904
Current portion of long-term debt and capital lease obligations	88 330	710 270
Total current liabilities	424 212	1 297 309

LONG-TERM LIABILITIES
Long-term debt	358 914	942 418
Capital lease obligations	7 241	7 646
Deferred income taxes	87 485	180 628
Deferred revenue and other long-term liabilities	19 694	25 177
Total long-term liabilities	473 334	1 155 869

Total liabilities	897 546	2 453 178

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	65 373	47 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2002 and December 31, 2003, 345,244,080 of which are in the form of ADS)

	50 558	50 558
Treasury stock (9,966,631 common shares at cost)	(10 206)	(10 197)
Additional paid-in capital	558 102	560 571
Unearned compensation	(212)	(869)
Shareholder receivable	(34 412)	(27 610)
Cumulative translation adjustment account	—	7 595
Retained earnings	738 214	1 144 522
Total shareholders’ equity	1 302 044	1 724 570

Total liabilities and shareholders’ equity	2 264 963	4 225 351

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

(Amounts in thousands of U.S. dollars)

	Year ended December 31 2002	Year ended December 31 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$277 123	$517 239
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	39 475	71 677
Depreciation and amortization	209 680	415 916
Amortization of deferred connection fees	(24 854)	(29 372)
Provision for obsolete inventory	5 614	3 307
Provision for doubtful accounts	7 047	32 633
Equity in net (income) loss of associates	—	(2 670)
Loan interest accrued	44 388	106 551
Loan interest paid	(43 438)	(79 824)
Deferred taxes	(18 989)	(43 001)
Non-cash expenses associated stock bonus and stock option plans	23	(657)
Other non-cash transactions	—	7 595
Changes in operating assets and liabilities, net of effect from acquisitions:
(Increase) Decrease in accounts receivable	(20 305)	(64 384)
(Increase) Decrease in inventory	(18 186)	(14 737)
(Increase) Decrease in prepaid expenses and other current assets	(74 210)	(76 106)
(Decrease) Increase in accounts payable, accrued liabilities and other payables	29 404	125 617
Total adjustments	135 649	452 545

Net cash provided by operating activities	412 772	969 784

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(502 054)	(839 165)
Purchase of intangible assets	(72 218)	(119 606)
(Increase) Decrease in short-term investments	55 304	(215 000)
Increase in investments in and advances to affiliates	(35 557)	(69 110)
Acquisitions of subsidiaries, net of cash acquired	(143 396)	(667 206)
Net cash used in investing activities	(697 921)	(1 910 087)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	50 808	1 097 000
Notes issuance cost	(649)	(9 556)
Capital lease obligaiton principal paid	(1 804)	(22 646)
Dividends paid	—	(114 664)
Proceeds from loans	52 851	712 716
Loan principal paid	(7 008)	(677 374)
Payments from shareholders	6 619	8 269
Net cash provided by financing activities	100 817	993 745

Effect of exchange rate changes on cash and cash equivalents	(636)	2 273

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(184 968)	55 715

CASH AND CASH EQUIVALENTS, at beginning of period	219 629	34 661

CASH AND CASH EQUIVALENTS, at end of period	$34 661	$90 376